

Mail Stop 4631

April 25, 2017

<u>Via E-mail</u>
Ms. Jan A. Bertsch
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio  43551

     **Re:**    **Owens-Illinois, Inc.**
              **Form 10-K for the Year Ended December 31, 2016**
              **Filed February 10, 2017**
              **File No. 1-9576**

Dear Ms. Bertsch:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction